UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                              FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF
                 SECURITIES OF SMALL BUSINESS ISSUERS
  Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                       Ponca Acquisition Corporation
            ______________________________________________
           [ Name of Small Business Issuer in its Charter ]

                 Nevada                              91-2048016
_______________________________________      ________________________
[State or other jurisdiction of incorp.]     [I.R.S. Emp. Ident. No.]

1800 North Hill Avenue, Willow Grove PA               19090
________________________________________     ________________________
(Address of Principal Executive Offices)            (Zip Code)

Issuer's telephone number ( 215  )      658    -    0131

Securities to be registered pursuant to Section 12(b) of the Act.

   Title of each class     Name of each exchange on which registered

         None



Securities to be registered pursuant to Section 12(g) of the Act.

                    Common Stock, $.001 Par Value
                          [ Title of Class ]

              __________________________________________
                          [ Title of Class ]


                                PART I

ITEM 1.        BUSINESS

       Ponca Acquisition Corporation ("Ponca") was incorporated on May 3rd, 2000, under the laws of the State of Nevada to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. Ponca has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholder.

       Ponca will attempt to locate and negotiate with a business entity for the combination of that target company with Ponca. The combination will normally take the form of a merger, stock-for-stock exchange, or stock-for assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that Ponca will be successful in locating or negotiating with any target company.

       Ponca has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company with a class of registered securities.

ASPECTS OF A REPORTING COMPANY

       There are certain perceived benefits to being a reporting company. These are commonly thought to include the following:

       *       increased visibility in the financial community;
       * provision of information required under Rule 144 for trading of eligible securities;
       * compliance with a requirement for admission to quotation on the OTC Bulletin Board maintained by Nasdaq or on the Nasdaq SmallCap Market;
       * the facilitation of borrowing from financial institutions;
       *       improved trading efficiency;
       *       shareholder liquidity;
       *       greater ease in subsequently raising of capital;
       * compensation of key employees through stock options for which there may be a market valuation;
       *       enhanced corporate image.

       There are also certain perceived disadvantages to being a reporting company. These are commonly thought to include the following:

       *       requirement for audited financial statements;
       *       required publication of corporate information;
       *       required filings of periodic and episodic reports
               with the Securities and Exchange Commission;
       *       increased rules and regulations governing management,
               corporate activities and shareholder relations.

COMPARISON WITH INITIAL PUBLIC OFFERING

       Certain private companies may find a business combination more attractive than an initial public offering of their securities.
 Reasons for this may include the following:

       *       inability to obtain underwriter;
       *       possible larger costs, fees and expenses;
       *       possible delays in the public offering process;
       *       greater dilution of their outstanding securities.

       Certain private companies may find a business combination less attractive than an initial public offering of their securities.
 Reasons for this may include the following:

       * no investment capital raised through a business combination;
       *       no underwriter support of after-market trading.

POTENTIAL TARGET COMPANIES

       A business entity, if any, which may be interested in a business combination with Ponca may include the following:

       * a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
       * a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
       * a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
       * a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;
       * a foreign company which may wish an initial entry into the United States securities market;
       * a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
       * a company seeking one or more of the other perceived benefits of becoming a public company.

       A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of Ponca, and the substitution by the target company of its own management and board of directors.

       No assurances can be given that Ponca will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.

       The proposed business activities described herein classify Ponca as a "blank check" company. The Securities and Exchange Commission and certain states have enacted statutes, rules and regulations limiting the sale of securities of blank check companies. Ponca will not issue or sell additional shares or take any efforts to cause a market to develop in Ponca's securities until such time as Ponca has successfully implemented its business plan and it is no longer classified as a blank check company.

       The sole shareholder of Ponca has executed and delivered an agreement affirming that it will not sell or otherwise transfer its shares except in connection with or following a business combination.

       Ponca is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934. Ponca will continue to file all reports required of it under the Exchange Act until a business combination has occurred. A business combination will normally result in a change in control and management of Ponca.
 Since a benefit of a business combination with Ponca would normally be considered its status as a reporting company, it is anticipated that Ponca will continue to file reports under the Exchange Act following a business combination. No assurance can be given that this will occur or, if it does, for how long.

       Peter Goss is the sole officer and director of Ponca. Ponca has no employees nor are there any other persons than Mr. Goss who devote any of their time to its affairs. Mr. Goss will not begin any services on behalf of Ponca until after the effective date of the Registration Statement. All references herein to management of Ponca are to Mr. Goss. The inability at any time of Mr. Goss to devote sufficient attention to Ponca could have a material adverse impact on its operations.

GLOSSARY

"Blank Check" Company         As used herein, a "blank check"
                              company is a development stage
                              company that has no specific
                              business plan or purpose or has
                              indicated that its business
                              plan is to engage in a merger
                              or acquisition with an
                              unidentified company or companies.

Business Combination          Normally a merger, stock-for-stock
                              exchange or stock-for-assets exchange
                              between a target company and the
                              Registrant or the shareholders of the
                              Registrant.

Ponca or the Registrant       The corporation whose common
                              stock is the subject of this
                              Registration Statement.

Exchange Act                  The Securities Exchange Act of
                              1934, as amended.

Securities Act                The Securities Act of 1933, as
                              amended.

RISK FACTORS

       Ponca's business is subject to numerous risk factors, including the following:

       PONCA HAS NO OPERATING HISTORY NOR REVENUE AND MINIMAL ASSETS AND OPERATES AT A LOSS. Ponca has had no operating history nor any revenues or earnings from operations. Ponca has no significant assets or financial resources. Ponca has operated at a loss to date and will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. See PART F/S "FINANCIAL STATEMENTS". Mr. Goss, individually, has agreed to pay all expenses incurred by Ponca until a business combination without repayment by Ponca. Mr. Goss is the sole shareholder of Ponca. There is no assurance that Ponca will ever be profitable.

       COMPANY HAS ONLY ONE DIRECTOR AND ONE OFFICER. Ponca's president, its sole officer, is Peter Goss who is also its sole director and the controlling shareholder of its sole shareholder. Because management consists of only one person, Ponca does not benefit from multiple judgments that a greater number of directors or officers would provide and Ponca will rely completely on the judgment of its sole officer and director when selecting a target company. Mr. Goss anticipates devoting only a limited amount of time per month to the business of Ponca and does not anticipate commencing any services until after the effective date of the Registration Statement. Ponca has not obtained key man life insurance on Mr. Goss. The loss of the services of Mr. Goss would adversely affect development of Ponca's business and its likelihood of continuing operations.

       CONFLICTS OF INTEREST. Mr. Goss, Ponca's president, participates in other business ventures which may compete directly with Ponca. Additional conflicts of interest and non-arms length transactions may also arise in the future. Ponca has adopted a policy that it will not enter into a business combination with any entity in which any member of management serves as an officer, director or partner, or in which such person or such person's affiliates or associates hold any ownership interest. The terms of business combination may include such terms as Mr. Goss remaining a director, officer or employee of Ponca. The terms of a business combination may provide for a payment by cash or otherwise to Mr. Goss for the purchase or retirement of all or part of his common stock of Ponca by a target company or for services rendered incident to or following a business combination. Mr. Goss would directly benefit from such employment or payment. Such benefits may influence Mr. Goss' choice of a target company. The Certificate of Incorporation of Ponca provides that Ponca may indemnify officers and/or directors of Ponca for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of Ponca could be used or attached to satisfy any liabilities subject to such indemnification. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest."

       THE PROPOSED OPERATIONS OF PONCA ARE SPECULATIVE. The success of Ponca's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While business combinations with entities having established operating histories are preferred, there can be no assurance that Ponca will be successful in locating candidates meeting such criteria. The decision to enter into a business combination will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if Ponca had more funds available to it, would be desirable. In the event Ponca completes a business combination the success of Ponca's operations will be dependent upon management of the target company and numerous other factors beyond Ponca's control. There is no assurance that Ponca can identify a target company and consummate a business combination.

       PURCHASE OF PENNY STOCKS CAN BE RISKY. In the event that a public market develops for Ponca's securities following a business combination, such securities may be classified as a penny stock depending upon their market price and the manner in which they are traded. The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of "penny stock", for purposes relevant to Ponca, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share whose securities are admitted to quotation but do not trade on the Nasdaq SmallCap Market or on a national securities exchange. For any transaction involving a penny stock, unless exempt, the rules require delivery by the broker of a document to investors stating the risks of investment in penny stocks, the possible lack of liquidity, commissions to be paid, current quotation and investors' rights and remedies, a special suitability inquiry, regular reporting to the investor and other requirements. Prices for penny stocks are often not available and investors are often unable to sell such stock. Thus an investor may lose his investment in a penny stock and consequently should be cautious of any purchase of penny stocks.

       THERE IS A SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. Ponca is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for Ponca. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than Ponca and, consequently, Ponca will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, Ponca will also compete with numerous other small public companies in seeking merger or acquisition candidates.

       THERE IS NO AGREEMENT FOR A BUSINESS COMBINATION AND NO MINIMUM REQUIREMENTS FOR BUSINESS COMBINATION. Ponca has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that Ponca will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. No particular industry or specific business within an industry has been selected for a target company. Ponca has not established a specific length of operating history of a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which Ponca would not consider a business combination with such business entity. Accordingly, Ponca may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics. There is no assurance that Ponca will be able to negotiate a business combination on terms favorable to Ponca.

       REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION. Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act"), Ponca is required to provide certain information about significant acquisitions including audited financial statements of the acquired company. These audited financial statements must be furnished within 75 days following the effective date of a business combination. Obtaining audited financial statements are the economic responsibility of the target company. The additional time and costs that may be incurred by some potential target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by Ponca. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the exchange act or applicable. Notwithstanding a target company's agreement to obtain audited financial statements within the required time frame, such audited financials may not be available to Ponca at the time of effecting a business combination. In cases where audited financials are unavailable, Ponca will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for Ponca.

       LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. Ponca has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by Ponca. Even in the event demand exists for a transaction of the type contemplated by Ponca, there is no assurance Ponca will be successful in completing any such business combination.

       REGULATION UNDER INVESTMENT COMPANY ACT. In the event Ponca engages in business combinations which result in Ponca holding passive investment interests in a number of entities, Ponca could be subject to regulation under the Investment Company Act of 1940. Passive investment interest, as used in the Investment Company Act, essentially means investments held by entities which do not provide management or consulting services or are not involved in the business whose securities are held. In such event, Ponca would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Ponca has obtained no formal determination from the Securities and Exchange Commission as to the status of Ponca under the Investment Company Act of 1940. Any violation of such Act could subject Ponca to material adverse consequences.

       PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of Ponca's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in Ponca. As a condition of the business combination agreement, Mr. Peter Goss, the sole shareholder of Ponca, may agree to sell or transfer all or a portion of his company's common stock so to provide the target company with all or majority control. The resulting change in control of Ponca will likely result in removal of the present officer and director of Ponca and a corresponding reduction in or elimination of his participation in the future affairs of Ponca.

       POSSIBLE DILUTION OF VALUE OF SHARES UPON BUSINESS
COMBINATION. A business combination normally will involve the issuance of a significant number of additional shares. Depending upon the value of the assets acquired in such business combination, the per share value of Ponca's common stock may increase or decrease, perhaps significantly.

       TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination Ponca may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. Ponca intends to structure any business combination so as to minimize the federal and state tax consequences to both Ponca and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

ITEM 2.        PLAN OF OPERATION

SEARCH FOR TARGET COMPANY

       Ponca has entered into an agreement with Peter Goss, the sole shareholder of Ponca, to supervise the search for target companies as potential candidates for a business combination. The agreement will continue until such time as Ponca has effected a business combination. Peter Goss has agreed to pay all expenses of Ponca without repayment until such time as a business combination is effected.

       Mr. Goss may only locate potential target companies for Ponca and is not authorized to enter into any agreement with a potential target company binding Ponca. Ponca's agreement with Mr. Goss is not exclusive and Mr. Goss has entered into agreements with other companies similar to Ponca on similar terms. Mr. Goss may provide assistance to target companies incident to and following a business combination, and receive payment for such assistance from target companies.

       Mr. Goss owns 500,000 shares of Ponca's common stock for which he paid $500, or $.001, par value, per share.

       Mr. Goss has entered, and anticipates that he will enter, into agreements with other consultants to assist him in locating a target company and may share his stock in Ponca with or grant options on such stock to such referring consultants and may make payments to such consultants from his own resources. There is not minimum or maximum amount of stock, options, or cash that Mr. Goss may grant or pay to such consultants. Mr. Goss is solely responsible for the costs and expenses of his activities in seeking a potential target company, including any agreements with consultants, and Ponca has no obligation to pay any costs incurred or negotiated by Mr. Goss.

       Mr. Goss may seek to locate a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. If Mr. Goss engages in solicitation, no estimate can be made as to the number of persons who may be contacted or solicited. To date Mr. Goss has not utilized solicitation and expects to rely on consultants in the business and financial communities for referrals of potential target companies.

MANAGEMENT OF PONCA

       Ponca has no full time employees. Peter Goss is the sole officer of Ponca and its sole director. Mr. Goss, as president of Ponca, has agreed to allocate a limited portion of his time to the activities of Ponca after the effective date of the registration statement without compensation. Potential conflicts may arise with respect to the limited time commitment by Mr. Goss and the potential demands of Ponca's activities.

       The amount of time spent by Mr. Goss on the activities of Ponca is not predictable. Such time may vary widely from an extensive amount when reviewing a target company and effecting a business combination to an essentially quiet time when activities of management focus elsewhere, or some amount in between. It is impossible to predict the amount of time Mr. Goss will actually be required to spend to locate a suitable target company. Mr. Goss estimates that the business plan of Ponca can be implemented by devoting approximately 10 to 25 hours per month over precision. Mr. Goss does not anticipate performing any services on behalf of Ponca until after the effective of the registration statement.

GENERAL BUSINESS PLAN

       Ponca's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. Ponca will not restrict its search to any specific business, industry, or geographical location and Ponca may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because Ponca has nominal assets and limited financial resources. See PART F/S, "FINANCIAL STATEMENTS." This lack of diversification should be considered a substantial risk to the shareholders of Ponca because it will not permit Ponca to offset potential losses from one venture against gains from another.

       Ponca may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.

       Ponca anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a reporting corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.

       Ponca has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes Ponca will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a reporting company without incurring the cost and time required to become a reporting company by other means. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.

       The analysis of new business opportunities will be undertaken by, or under the supervision, of, the officer and director of Ponca, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of Ponca; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of Ponca's virtually unlimited discretion to search for and enter into potential business opportunities.

       Ponca is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of Ponca to file audited financial statements as part of or within 60 days following the due date for filing its Current Report on Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of a business combination. Ponca intends to acquire or merge with a company for which audited financial statements are available or for which it believes audited financial statements can be obtained within the required period of time. Ponca may reserve the right in the documents for the business combination to void the transaction if the audited financial statements are not timely available or if the audited financial statements provided do not confirm to the representations made by the target company.

       Ponca will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which Ponca may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which Ponca may offer.

       Following a business combination Ponca may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.

       A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to Ponca only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of target company.

TERMS OF A BUSINESS COMBINATION

       In implementing a structure for a particular business acquisition, Ponca may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of Ponca will no longer be in control of Ponca. In addition, it is likely that Ponca's officer and director will, as part of the terms of the business combination, resign and be replaced by one or more new officers and directors.

       It is anticipated that any securities issued in any such business combination would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, Ponca may agree to register all or part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after Ponca has entered into an agreement for a business combination or has consummated a business combination and Ponca is no longer considered a blank check company.
 The issuance of additional securities and their potential sale into any trading market which may develop in Ponca's securities may depress the market value of Ponca's securities in the future if such a market develops, of which there is no assurance.

       While the terms of a business transaction to which Ponca may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.

       With respect to negotiations with a target company, management expects to focus on the percentage of Ponca which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, Ponca's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in Ponca following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event Ponca acquires a target company with substantial assets. Any merger or acquisition effected by Ponca can be expected to have a significant dilutive effect on the percentage of shares held by Ponca's shareholders at such time.

       Ponca will participate in a business combination only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.

       Peter Goss, individually, will pay all expenses in regard to his search for a suitable target company. Ponca does not anticipate expending funds itself for locating a target company. Peter Goss, the officer and director of Ponca, will provide his services without charge or repayment by Ponca after the effective date of this registration statement. Ponca will not borrow any funds to make any payments to Ponca's management, its affiliates or associates. If Peter Goss stops or becomes unable to continue to pay Ponca's operating expenses, Ponca may not be able to timely make its periodic reports required under the Securities Exchange Act of 1934 nor to continue to search for an acquisition target. In such event, Ponca would seek alternative sources of funds or services, primarily through the issuance of its securities.

       The Board of Directors has passed a resolution which contains a policy that Ponca will not seek a business combination with any entity in which Ponca's officer, director, shareholders or any affiliate or associate serves as an officer or director of holds any ownership interest.

UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES

       As part of a business combination agreement, Ponca intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act
(ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.

       A prospective target company should be aware that the market price and trading volume of Ponca's securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in Ponca within the United States financial community. Ponca does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in Ponca's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in Ponca's securities, which may result in a significant pressure on their market price. Ponca may consider the ability and commitment of a target company to actively encourage interest in Ponca's securities following a business combination in deciding whether to enter into a transaction with such company.

       A business combination with Ponca separates the process of becoming a public company from the raising of investment capital.
As a result, a business combination with the Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. Ponca may require assurances from the target company that it has or that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.

       Prior to completion of a business combination, Ponca may require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.

COMPETITION

       Ponca will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than Ponca. In view of Ponca's combined extremely limited financial resources and limited management availability, Ponca will continue to be at a significant competitive disadvantage compared to Ponca's competitors.

ITEM 3.        DESCRIPTION OF PROPERTY

       Ponca has no properties and at this time has no agreements to acquire any properties. Ponca currently uses the office of Peter
Goss at no cost to Ponca. Peter Goss has agreed to continue this arrangement until Ponca completes a business combination.

ITEM 4.        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
               MANAGEMENT

       The following table sets forth each person known by Ponca to be the beneficial owner of five percent or more of Ponca's Common Stock, all directors individually and all directors and officers of Ponca as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

 Name and Address              Amount of Beneficial        Percentage
of Beneficial Owner                 Ownership               Of Class

Peter Goss                           500,000                  100%
1800 North Hill Ave.
Willow Grove PA 19090

All Executive Officers and
Directors as a Group (1 Person)      500,000                  100%

ITEM 5.        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL
               PERSONS.

       Ponca has one Director and Officer as follows:

   Name              Age                Positions and Offices Held

Peter Goss           64                President, Secretary, Director

       There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.

       Set forth below is the name of the director and officer of Ponca, all positions and offices held with Ponca, the period during which Peter Goss has served as such, and his business experience during at least the last five years:

       Peter Goss graduated in 1959 from Temple University with a B.S. Degree in Business Administration. In 1967, Mr. Goss received his M.B.A. in Industrial Relations from Temple University through the Graduate School. Over the course of his career, Mr. Goss has worked for the U.S. Government as a Management Analyst from 1961 to 1967, and for the Radio Corporation of America as a Senior System Analyst from 1967 to 1969. Currently, Mr. Goss serves as President of Village Mortgage Corporation and as Trustee of his land development and property management for his family. Village Mortgage Corporation is involved with the placement of residential and commercial loans, development of .com companies, acquisition of venture capital, and land development and home building. Mr. Goss has served as President for Village Mortgage Corporation since 1987.

OTHER PUBLIC SHELL ACTIVITIES

       Ponca's President, Mr. Goss, has also recently formed two other shell companies, Osage Acquisition Corporation and Kaw
Acquisition Corporation. Mr. Goss is currently a shareholder in Ponca and is also a shareholder in these other two shell companies.

       Osage Acquisition Corporation and Kaw Acquisition Corporation were formed on May 3rd, 2000, and will file a registration statement on Form 10-SB at the same time Ponca's Form 10-SB is filed. Said companies were structured substantially identically to Ponca. There is currently no market for the resale of the outstanding shares of Osage Acquisition Corporation and Kaw Acquisition Corporation.

CONFLICTS OF INTEREST

       Peter Goss, Ponca's sole officer and director, has organized and expects to organize other companies of a similar nature and with a similar purpose as Ponca. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of Ponca. In addition, insofar as Mr. Goss is engaged in other business activities, he may devote only a portion of his time to Ponca's affairs.

       A conflict may arise in the event that another blank check company with which Mr. Goss is affiliated also actively seeks a target company. It is anticipated that target companies will be located for Ponca and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically. However, other blank check companies may differ from Ponca in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after Ponca. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. However, Mr. Goss' beneficial and economic interest in all blank check companies with which he is currently involved is identical.

       Mr. Goss has other ongoing business concerns. As such, demands may be placed on the time of Mr. Goss which will detract from the amount of time he is able to devote to Ponca. Mr. Goss intends to devote as much time to the activities of Ponca as required. However, should such a conflict arise, there is no assurance that Mr. Goss would not attend to other matters prior to those of Ponca. Mr. Goss estimates that the business plan of Ponca can be implemented in theory by devoting approximately 10 to 25 hours per month over the course of several months but such figure cannot be stated with precision.

       The terms of a business combination may include such terms as Mr. Goss remaining a director, officer or employee of Ponca. The terms of a business combination may provide for a payment by cash or otherwise to Peter Goss for the purchase or retirement of all or part of his common stock of Ponca by a target company or for services rendered incident to or following a business combination. Peter Goss would directly benefit from such employment or payment. Such benefits may influence Mr. Goss' choice of a target company.

       Ponca will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of Ponca or any affiliates or associates have any interest, direct or indirect.

       There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of Ponca could result in liability of management to Ponca.

INVESTMENT COMPANY ACT OF 1940

       Although Ponca will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes Ponca will not be subject to regulation under the Investment Company Act of 1940 insofar as Ponca will not be engaged in the business of investing or trading in securities. In the event Ponca engages in business combinations which result in Ponca holding passive investment interests in a number of entities Ponca could be subject to regulation under the Investment Company Act of 1940. In such event, Ponca would be required to register as an investment company and could be expected to incur significant registration and compliance costs. Ponca has obtained no formal determination from the Securities and Exchange Commission as to the status of Ponca under the Investment Company Act of 1940. Any violation of such Act would subject Ponca to material adverse consequences.

ITEM 6.        EXECUTIVE COMPENSATION

       Ponca's officer and director does not receive any compensation for his services rendered to Ponca, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with Ponca. However, the officer and director of Ponca anticipates receiving benefits as a beneficial shareholder of Ponca, and as the officer and director. See "ITEM 5.
 DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS Conflicts of Interest".

       No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by Ponca for the benefit of its employees.

ITEM 7.        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

       Ponca has issued a total of 500,000 shares of Common Stock to the following persons for a total of $500 in cash.

  Name            Number of Total Shares        Consideration

Peter Goss              500,000                     $500


       With respect to the sales made to Peter Goss, Ponca relied upon Section 4(2) of the Securities Act of 1933, as amended (the
"Securities Act") and Rule 506 promulgated thereunder.

ITEM 8.        DESCRIPTION OF SECURITIES.

       The authorized capital stock of Ponca consists of 100,000,000 shares of common stock, par value $.001 per share, of which there are 500,000 issued and outstanding. The following statements relating to the capital stock set forth the material terms of Ponca's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the Bylaws, copies of which are filed as exhibits to this registration statement.

COMMON STOCK

       Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of Ponca, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable.

       Holders of common stock have no preemptive rights to purchase Ponca' common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.

DIVIDENDS

       Dividends, if any, will be contingent upon Ponca's revenues and earnings, if any, capital requirements and financial conditions.
 The payment of dividends, if any, will be within the discretion of Ponca's Board of Directors. Ponca presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.

TRADING OF SECURITIES IN SECONDARY MARKET.

       The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, Ponca will be required to, and will, file reports under
Section 13 of the Exchange Act. As a result, sale of Ponca's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker) without qualification under state securities acts.

       Following a business combination, a target company will normally wish to cause Ponca's common stock to trade in one or more United States securities markets. The target company may elect to take the steps required for such admission to quotation following the business combination or at some later time.

       In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and
(vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.

       If, after a business combination, Ponca does not meet the qualifications for listing on the Nasdaq SmallCap Market, Ponca may apply for quotation of its securities on the NASD OTC Bulletin Board. In certain cases Ponca may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc.

       To have its securities quoted on the NASD OTC Bulletin Board a company must:

       (1) be a company that reports its current financial information to the Securities and Exchange Commission, banking regulators or insurance regulators;

       (2) has at least one market maker who completes and files a Form 211 with NASD Regulation, Inc.

       The NASD OTC Bulletin Board is a dealer-driven quotation service. Unlike the Nasdaq Stock Market, companies cannot directly apply to be quoted on the NASD OTC Bulletin Board, only market makers can initiate quotes, and quoted companies do not have to meet any quantitative financial requirements. Any equity security of a reporting company not listed on the Nasdaq Stock Market or on a national securities exchange is eligible.

       In general there is greatest liquidity for traded securities on the Nasdaq SmallCap Market, less on the NASD OTC Bulletin Board, and least through quotation by the National Quotation Bureau, Inc. on the "pink sheets". It is not possible to predict where, if at all, the securities of Ponca will be traded following a business combination.

                               PART II

ITEM 1.        MARKET PRICE FOR COMMON EQUITY AND RELATED
               STOCKHOLDER MATTERS.

       (A) MARKET PRICE. There is no trading market for Ponca's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

       The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock", for purposes relevant to Ponca, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

       (i) that a broker or dealer approve a person's account for transactions in penny stocks and

       (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

       In order to approve a person's account for transactions in penny stocks, they must

       (i) obtain financial information and investment experience and objectives of the person; and

       (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

       The broker or dealer must also deliver, prior to any transaction in a penny stock a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form,

       (i) sets forth the basis on which the broker or dealer made the suitability determination and

       (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions.

       Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

       (B) HOLDERS. There is one holder of Ponca's Common Stock. The issued and outstanding shares of Ponca's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.

       (C) DIVIDENDS. Ponca has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2.        LEGAL PROCEEDINGS.

       There is no litigation pending or threatened by or against Ponca.

ITEM 3.        CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
               ACCOUNTING AND FINANCIAL DISCLOSURE.

       Ponca has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

ITEM 4.        RECENT SALES OF UNREGISTERED SECURITIES.

       During the past three years, Ponca has sold securities which were not registered as follows:

    Date               Name       Number of Shares     Consideration

June 29, 2000       Peter Goss         500,000             $500

       With respect to the sales made to Peter Goss, Ponca relied upon section 4(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

ITEM 5.        INDEMNIFICATION OF DIRECTORS AND OFFICERS.

       The Articles of Incorporation and the Bylaws of Ponca do not provide for indemnification of officers, directors or controlling persons. The General Corporation Law of the State of Nevada provides that "to the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding...or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense.

                    PONCA ACQUISITION CORPORATION

                         FINANCIAL STATEMENTS

             FOR THE PERIOD FROM MAY 3, 2000 (INCEPTION)
                           TO JULY 15, 2000

                    PONCA ACQUISITION CORPORATION

                    INDEX TO FINANCIAL STATEMENTS

                                                                  Page

Independent Auditors' Report                                        1

Financial Statements:

   Balance Sheets - July 15, 2000                                   2

   Statement of Operations -
   For the Period from May 3, 2000 (Inception) to July 15, 2000     3

   Statement of Changes in Stockholders' Equity -
   For the Period from May 3, 2000 (Inception) to July 15, 2000     4

   Statement of Cash Flow
   For the Years Ended May 3, 2000 (Inception) to July 15, 2000     5

Notes to Financial Statements                                       6

To the Board of Directors of:
Ponca Acquisition Corporation
Tulsa, Oklahoma

                     INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Ponca Acquisition Corporation (a development stage company) as of July 15, 2000, and the related statements of operations, changes in stockholder's equity and cash flows for the period from May 3, 2000 (inception), to July 15, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Ponca Acquisition Corporation (a development stage company) as of July 15, 2000, and the results of its operations and its cash flows for the period from May 3, 2000 (inception), to July 15, 2000, in conformity with generally accepted accounting principles.


                       /s/  Magee, Rausch & Shelton, L.L.P.
July 25, 2000


                    PONCA ACQUISITION CORPORATION
                    (A DEVELOPMENT STAGE COMPANY)

                            BALANCE SHEET

                         AS OF JULY 15, 2000

                                ASSETS

Cash                                                            $      500

TOTAL ASSETS                                                    $      500

                 LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES                                                     $        0

STOCKHOLDER'S EQUITY

       Common Stock, $.001 par value, 100 million shares
         authorized, 500,000 issued and outstanding                    500

         Total Stockholder's Equity                                    500

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                      $      500

           See accompanying notes to financial statements.

                    PONCA ACQUISITION CORPORATION

                       STATEMENT OF OPERATIONS

     FOR THE PERIOD FROM MAY 3, 2000 (INCEPTION) TO JULY 15, 2000


               Income                                       $      0

               Expenses                                     $      0
                                                            ________

               Total Income                                 $      0

           See accompanying notes to financial statements.


                    PONCA ACQUISITION CORPORATION

             STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

     FOR THE PERIOD FROM MAY 3, 2000 (INCEPTION) TO JULY 15, 2000

                              Common          Stock            Total
                               Stock                  Amount

Common stock issuance         500,000        $    500       $     500

Balance at July 15, 2000      500,000        $    500       $     500

           See accompanying notes to financial statements.


                    PONCA ACQUISITION CORPORATION

                       STATEMENT OF CASH FLOWS

     FOR THE PERIOD FROM MAY 3, 2000 (INCEPTION) TO JULY 15, 2000


CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                   $       0

  Plus adjustments to reconcile net income to net cash flows from operating activities:

        Net cash provided by (used in) operating activities  $       0

CASH FLOWS FROM FINANCING ACTIVITIES:

        Proceeds from issuance of common stock               $      500

        Net cash provided by financing activities            $      500

NET INCREASE IN CASH AND CASH EQUIVALENTS:                  $      500

CASH AND CASH EQUIVALENTS, beginning of period              $        0

CASH AND CASH EQUIVALENTS, end of period                    $      500

           See accompanying notes to financial statements.


                    PONCA ACQUISITION CORPORATION

                    NOTES TO FINANCIAL STATEMENTS

     FOR THE PERIOD FROM MAY 3, 2000 (INCEPTION) TO JULY 15, 2000


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business Operations:

Ponca Acquisition Corporation incorporated in Nevada on May 3, 2000, to serve as a vehicle to effect a merger, exchange of capital stock, asset acquisition or other business combination with a domestic or foreign private business. At July 15, 2000, the Company had not yet commenced any formal business operations, and all activity to date relates to the Company's formation and proposed fund raising. The Company's fiscal year end is December 31.

The Company's ability to commence operations is contingent upon its abilities to identify a prospective target business and raise capital it will require through the issuance of equity securities, debt securities, bank borrowings or a combination thereof.

Use of Estimates:

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

STOCKHOLDER'S EQUITY:

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock at $.001 par value. The Company issued 500,000 shares of its common stock for an aggregate consideration of $500.


                              SIGNATURES

       In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized.



                    PONCA ACQUISITION CORPORATION

                         By:  /s/ Peter R. Goss
                              Peter R. Goss, President


             Date:              29 June 2000


                               PART III

ITEMS 1.       INDEX TO EXHIBITS.

       EXHIBIT NUMBER                DESCRIPTION

        3.1                   Articles of Incorporation

        3.2                   Bylaws

        3.3                   Specimen Stock Certificate

        10.1                  Agreement with Peter Goss

        10.2                  Shareholder Agreement

        23.1                  Consent of Accountants

        27                    Financial Data Schedule


EXHIBIT 3.1

                      ARTICLES OF INCORPORATION
                                  OF
                    PONCA ACQUISITION CORPORATION

       I, the undersigned, being the original incorporator herein named, for the purpose of forming a corporation under and pursuant to Chapter 78 of the Nevada Revised Statutes the general corporation laws of the State of Nevada, to do business both within and without the State of Nevada, do make and file these Articles of Incorporation hereby declaring and certifying that the facts herein stated are true:

                              ARTICLE I
                                 NAME

       The name of the corporation is PONCA ACQUISITION CORPORATION.

                              ARTICLE II
                           PRINCIPAL OFFICE

       Section 2.01 Resident Agent. The name and address of its resident agent for service process is Nevada & Offshore Business
Formation, LLC.com, 711 S. Carson, Suite 4, Carson City, Nevada 89701.

       Section 2.02 Other Offices. The corporation may also maintain offices for the transaction of any business at such other places within or without the State of Nevada as it may from time to time determine. Corporation business of every kind and nature may be conducted, and meetings of directors and shareholders held outside the State of Nevada with the same effect as if in the State of Nevada.

                             ARTICLE III
                               PURPOSE

       The corporation is organized for the purpose of engaging in any lawful activity, within or without the State of Nevada.

                              ARTICLE IV
                           SHARES OF STOCK

       Section 4.01 Number and Class. The amount of the total authorized capital stock of this corporation is One Hundred Million (100,000,000) shares with a par value of $0.001 designated as Common Stock. The Common Stock may be issued from time to time without action by the stockholders. The Common Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.
       The Board of Directors may issue such shares of common stock in one or more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by them.
       Section 4.02 No Preemptive Rights. Holders of the Common Stock of the corporation shall not have any preference, preemptive right, or right of subscription to acquire any shares of the corporation authorized, issued or sold, or to be authorized, issued or sold, or to any obligations or shares authorized or issued or to be authorized or issued, and convertible into shares of the corporation, nor to any right of subscription thereto, other than the extent, if any, the Board of Directors in its discretion, may determine from time to time.
       Section 4.03 Assessment of Shares. The Common Stock of the corporation, after the amount of the subscription price has been paid, in money, property or services, as the directors shall determine, shall not be subject to assessment to pay the debts of the corporation, nor for any other purpose, and no stock issued as fully paid shall ever be assessable or assessed, and the Articles of Incorporation shall not be amended in this particular.

                              ARTICLE V
                              DIRECTORS

       Section 5.01 Governing Board. The members of the board of the corporation shall be styled directors.
       Section 5.02 Initial Board of Directors. The Board of Directors shall consist of at least one (1) but no more than five
(5) members. The name(s) and address(s) of the initial members of the Board of Directors are as follows:

      NAME                           ADDRESS
 Peter R. Goss       1800 N. Hill Ave.     Willow Grove PA  19090

       These individuals shall serve as Directors until the first annual meeting of the shareholders or until the successors shall have been elected and qualified.
       Section 5.03 Change in the Number of Directors. The number of directors may be increased or decreased by duly adopted amendment to the Bylaws of the corporation.

                              ARTICLE VI
                            INCORPORATORS

       The name and address of the sole incorporator is John
Heskett, 501 South Johnstone, Suite 501, Bartlesville, Oklahoma 74003.

                             ARTICLE VII
                          PERIOD OF DURATION

       This corporation is to have A PERPETUAL existence.

                             ARTICLE VIII
                              AMENDMENTS

       Subject at all times to the express provisions of Section
4.03 which cannot be amended, this corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation or its Bylaws, in the manner now or hereafter prescribed by statute or by these Articles of Incorporation or said Bylaws, and all rights conferred upon the shareholders are granted subject to this reservation.

                              ARTICLE IX
                         POWERS OF DIRECTORS

       In furtherance, and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized:
        (1) Subject to the Bylaws, if any, adopted by the shareholders, to make, alter or repeal the Bylaws of the corporation;
        (2) To authorize and cause to be executed mortgages and liens, with or without limit as to amount, upon the real and person property of the corporation;
        (3) To authorize the guaranty by the corporation of securities, evidences of indebtedness and obligations of other persons, corporation and business entities;
        (4) To set apart out of any of the funds of the corporation available for dividends a reserve or reserves for any proper purpose and to abolish any such reserve; and
        (5) By resolution adopted by a majority of the whole board, to designate one or more committees, each committee to consist of one or more of the directors of the corporation, which, to the extent provided in the resolution or in the Bylaws of the Directors in the management of the business and affairs of the corporation, any may authorize the seal of the corporation to be affixed to all papers which may require it. Such committee or committees shall have such name or names as may be stated in the Bylaws of the corporation or as may be determined from time to time by resolution adopted by the Board of Directors.
       All corporate powers of the corporation shall be exercised by the Board of Directors except as otherwise provided herein or by law.
       IN WITNESS WHEREOF, I have hereunto set my hand this 3rd day of May, 2000, hereby declaring and certifying that the facts stated herein above are true.


                              /s/   John Heskett
                              John Heskett
                              Sole Incorporator



CERTIFICATE OF ACCEPTANCE OF APPOINTMENT OF RESIDENT
AGENT

IN THE MATTER OF:  Ponca Acquisition Corporation

       Nevada & Offshore Business Formation, LLC.com, Resident Agent #104664, with address at 711 S. Carson, Carson City, Nevada 89701, hereby accepts the appointment as Resident Agent of the above-entitled corporation in accordance with RNS 78.090.

       Furthermore, that the mailing address for the above registered office is as set forth above.

       IN WITNESS WHEREOF, I hereunto set my hand this 3rd day of May, 2000.

                              /s/   Sandra L. Miller
                              Sandra L. Miller
                              Nevada & Offshore Business Formation,
                              LLC.com
                              Resident Agent #104664
                              Resident Agents


EXHIBIT 3.2
                                BYLAWS
                                  OF
                    PONCA ACQUISITION CORPORATION
                        (A NEVADA CORPORATION)


                              ARTICLE I

                             STOCKHOLDERS

1. CERTIFICATES REPRESENTING STOCK. Every holder of stock in the corporation shall be entitled to have a certificate signed by, or in the name of, the corporation by the Chairman or Vice-Chairman of the Board of Directors, if any, or by the President or a Vice-President and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary of the corporation or by agents designated by the Board of Directors, certifying the number of shares owned by him in the corporation and setting forth any additional statements that may be required by the General Corporation Law of the State of Nevada (General Corporation Law).
If any such certificate is countersigned or otherwise authenticated by a Transfer Agent or Transfer Clerk, and by a Registrar, a facsimile of the signature of the officers, the Transfer Agent or Transfer Clerk or the Registrar of the corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. If any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on any certificate or certificates shall ceased to be such officer or officers of the corporation before such certificate or certificates shall have been delivered by the corporation, the certificate or certificates may nevertheless be adopted by the corporation and be issued and delivered as though the person or persons who signed such certificate or certificates, or whose facsimile signature or signatures shall have been used thereon, had not ceased to be such officer or officers of the corporation.

Whenever the corporation shall be authorized to issue more than one class of stock or more than one series of any class of stock, the certificates representing stock of any such class or series shall set forth thereon the statements prescribed by the General Corporation Law. Any restrictions on the transfer or registration of transfer of any shares of stock of any class or series shall be noted conspicuously on the certificate representing such shares.

The corporation may issue a new certificate of stock in place of any certificate theretofore issued by it, alleged to have been lost, stolen, or destroyed, and the Board of Directors may require the owner of any lost, stolen, or destroyed certificate, or his legal representative, to give the corporation a bond sufficient to indemnify the corporation against any claim that may be made against it on account of the alleged loss, theft, or destruction of any such certificate or the issuance of any such new certificate.

2. FRACTIONAL SHARE INTERESTS. The corporation is not obliged to but may execute and deliver a certificate for or including a fraction of a share. In lieu of executing and delivering a certificate for a fraction of a share, the corporation may proceed in the manner prescribed by the provisions of Section 78.205 of the General Corporation Law.

3. STOCK TRANSFERS. Upon compliance with provisions restricting the transfer or registration of transfer of shares of stock, if any, transfer or registration of transfers of shares of stock of the corporation shall be made only on the stock ledger of the corporation by the registered holder thereof, or by his attorney thereunto authorized by Power of Attorney duly executed and filed with the Secretary of the corporation or with a Transfer Agent or a Registrar, if any, and on the surrender of the certificate or certificates for such shares of stock properly endorsed and the payment of all taxes, if any, due thereon.

4. RECORD DATE FOR STOCKHOLDERS. For the purpose of determining the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporation action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or the allotment of any rights, or entitled to exercise any rights in respect of any change, conversion, or exchange of stock or for the purpose of any other lawful action, the Directors may fix, in advance, a record date, which shall not be more than sixty days nor less than ten days before the date of such meeting not more than sixty days prior to any other action. If no record date is fixed the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which the meeting is held; the record date for determining stockholders entitled to express consent to corporation action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first written consent is expressed; and the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the Resolution relating thereto. A determination of the stockholders of record entitled to notice of or to vote at any meeting of stockholders shall apply to any adjournment of the meting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

5. MEANING OF CERTAIN TERMS. As used in these Bylaws in respect of the right to notice of a meeting of stockholders or a wavier thereof or to participate or vote thereat or to consent or dissent in writing in lieu of a meeting, as the case may be, the term "share" or "shares" or "share of stock" or"shares of stock" or "stockholder" or "stockholders" refers to an outstanding share or shares of stock and to a holder or holders of record of outstanding shares of stock when the corporation is authorized to issue only one class of shares of stock, and said reference is also intended to include any outstanding share or shares of stock and any holder or holders of record of outstanding shares of stock of any class upon which or upon whom the Articles of Incorporation confers such rights where there are two or more classes or series of shares of stock or upon which or upon who the General Corporation Law confers such rights notwithstanding that the Articles of Incorporation may provide for more than one class or series of shares of stock, one or more of which are limited or denied such rights thereunder; provided, however, that no such right shall vest in the event of an increase or a decrease in the authorized number of shares of stock of any class or series which is otherwise denied voting rights under the provisions of the Articles of Incorporation.

6.     STOCKHOLDER MEETINGS.

       - TIME. The annual meeting shall be held on the date and at the time fixed, from time to time, by the Directors, provided, that the first annual meeting shall be held on a date within thirteen months after the organization of the corporation, and each successive annual meeting shall be held on a date within thirteen months after the date of the preceding annual meeting. A special meeting shall be held on the date and at the time fixed by the Directors.

       - PLACE. Annual meetings and special meetings shall be held at such place, within or without the State of Nevada, as the Directors may, from time to time, fix.

       - CALL. Annual meetings and special meetings may be called by the Directors or by any officer instructed by the Directors to call the meeting.

       - NOTICE OR WAIVER OF NOTICE. Notice of all meetings shall be in writing and signed by the President or a Vice-President, or the Secretary, or an Assistant Secretary, or by such other person or persons as the Directors must designate. The notice must state the purpose or purposes for which the meeting is called and the time when, and the place, where it is to be held. A copy of the notice must be either delivered personally or mailed postage prepaid to each stockholder not less than ten nor more than sixty days before the meeting. If mailed, it must be directed to the stockholder at his address as it appears upon the records of the corporation. Any stockholder may waive notice of any meeting by a writing signed by him, or his duly authorized attorney, either before or after the meeting; and whenever notice of any kind is required to be given under the provisions of the General Corporation Law, a waiver thereof in writing and duly signed whether before or after the time stated therein, shall be deemed equivalent thereto.

       - CONDUCT OF MEETING. Meetings of the stockholders shall be presided over by one of the following officers in the order of seniority and if present and acting - the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, the President, a Vice-President, or, if none of the foregoing is in office and present and acting, by a Chairman to be chosen by the stockholders. The Secretary of the corporation, or in his absence, an Assistant Secretary, shall act as the Secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present the Chairman of the meeting shall appoint a Secretary of the meeting.

       - PROXY REPRESENTATION. At any meeting of stockholders, any stockholder may designate another person or persons to act for him by proxy in any manner described in, or otherwise authorized by, the provisions of Section 78.355 of the General Corporation Law.

       - INSPECTORS. The Directors, in advance of any meeting, may, but need not, appoint one or more Inspectors of Election to act at the meeting or any adjournments thereof. If an Inspector or Inspectors are not appointed, the person presiding at the meeting may, but need not, appoint one or more Inspectors. In case any person who may be appointed as an Inspector fails to appear or act, the vacancy may be filled by appointment made by the Directors in advance of the meeting or at the meeting by the person presiding thereat. Each Inspector, if any, before entering upon the discharge of his duties, shall take and sign an oath faithfully to execute the duties of Inspector at such meeting with strict impartiality and according to the best of his ability. The Inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots or consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate all votes, ballots or consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the Inspector or Inspectors, if any, shall make a report in writing of any challenge, question or matter determined by him or them and execute a certificate of any fact found by him or them.

       - QUORUM. Stockholders holding at least a majority of the voting power are necessary to constitute a quorum at a meeting of stockholders for the transaction of business unless the action to be taken at the meeting shall require a greater proportion. The stockholders present may adjourn the meeting despite the absence of a quorum.

       - VOTING. Each share of stock shall entitle the holder thereof to one vote. In the election of Directors, a plurality of the votes cast shall elect. Any other action is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, except where the General Corporation Law, the Articles of Incorporation, or these Bylaws prescribe a different percentage of votes and/or a different exercise of voting power. In the election of Directors, voting need not be by ballot; and, except as otherwise may be provided by the General Corporation Law, voting by ballot shall not be required for any other action.

Stockholders may participate in a meeting of stockholders by means of a conference telephone or similar method of communication by which all persons participating in the meeting can hear each other.

       - STOCKHOLDER ACTION WITHOUT MEETINGS. Except as may otherwise be provided by the General Corporation Law, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if a written consent thereto is signed by stockholders holding at least a majority of the voting power; provided that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. In no instance where action is authorized by written consent need a meeting of stockholders be called or noticed.

                              ARTICLE II

                              DIRECTORS

1. FUNCTIONS AND DEFINITION. The business and affairs of the corporation shall be managed by the Board of Directors of the corporation. The Board of Directors shall have authority to fix the compensation of the members thereof for services in any capacity. The use of the phrase "whole Board" herein refers to the total number of Directors which the corporation would have if there were no vacancies.

2. QUALIFICATIONS AND NUMBER. Each Director must be at least 18 years of age. A Director need not be a stockholder or a resident of the State of Nevada. The initial Board of Directors shall consist of one person. Thereafter the number of Directors constituting the whole Board shall be at least one. Subject to the foregoing limitation and except for the first Board of Directors, such number may be fixed from time to time by action of the stockholders or of the Directors, or, if the number is not fixed, the number shall be two. The number of Directors may be increased or decreased by action of the stockholders or of the Directors.

3. ELECTION AND TERM. Directors may be elected in the manner prescribed by the provisions of Sections 78.320 through 78.335 of the General Corporation Law of Nevada. The first Board of Directors shall hold office until the first election of Directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. Any Director may resign at any time upon written notice to the corporation. Thereafter, Directors who are elected at an election of Directors by stockholders, and Directors who are elected in the interim to fill vacancies and newly created directorships, shall hold office until the next election of Directors by stockholders and until their successors are elected and qualified or until their earlier resignation or removal. In the interim between elections of Directors by stockholders, newly created directorships and any vacancies in the Board of Directors, including any vacancies resulting from the removal of Directors for cause or without cause by the stockholders and not filled by said stockholders, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum, or by the sole remaining Director.

4.     MEETINGS.

       - TIME. Meetings shall be held at such time as the Board shall fix, except that the first meeting of a newly elected Board shall be held as soon after its election as the Directors may conveniently assemble.

       - PLACE. Meetings shall be held at such place within or without the State of Nevada as shall be fixed by the Board.

       - CALL. No call shall be required for regular meetings for which the time and place have been fixed. Special meetings may be called by or at the direction of the Chairman of the Board, if any, the Vice-Chairman of the Board, if any, or the President, or by a majority of Directors in office.

       - NOTICE OR ACTUAL CONSTRUCTIVE WAIVER. No notice shall be required for regular meetings for which the time and place have been fixed. Written, oral, or any other mode of notice of the time and place shall be given for special meetings in sufficient time for the convenient assembly of the Directors thereat. Notice if any need not be given to a Director or to any member of a committee of directors who submits a written waiver of notice signed by him before or after the time stated therein.

       - QUORUM AND ACTION. A majority of Directors then in office, at a meeting duly assembled, shall constitute a quorum. A majority of the Directors present, whether or not a quorum is present, may adjourn a meeting to another time and place. Except as the Articles of Incorporation or these Bylaws may otherwise provide, and except as otherwise provided by the General Corporation Law, the act of the Directors holding a majority of the voting power of the Directors, present at a meeting at which quorum is present, is the act of the Board. The quorum and voting provisions herein stated shall not be construed as conflicting with any provisions of the General Corporation Law and these Bylaws which govern a meeting of Directors held to fill vacancies and newly created directorships in the Board or action of disinterested Directors.

Members of the Board or of any committee which may be designated by the Board may participate in a meeting of the Board or of any such committee, as the case may be, by means of a telephone conference or similar method of communication by which all persons participating in the meeting hear each other. Participation in a meeting by said means constitutes presence in person at the meeting.

       - CHAIRMAN OF THE MEETING. The Chairman of the Board, if any and if present and acting, shall preside at all meetings.
Otherwise, the Vice-Chairman of the Board, if any and if present and acting, or the President, if present and acting, or any other
Director chosen by the Board, shall preside.

5. REMOVAL OF DIRECTORS. Any or all of the Directors may be removed for cause or without cause in accordance with the provisions of the General Corporation Law.

6. COMMITTEES. Whenever its number consists of two or more, the Board of Directors may designate one or more committees which have such powers and duties as the Board shall determine. Any such committee, to the extent provided in the Resolution or Resolutions of the Board, shall have and may exercise the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal or stamp of the corporation to be affixed to all papers on which the corporation desires to place a seal or stamp. Each committee must include at least one Director. The Board of Directors may appoint natural persons who are not Directors to serve on committees.

7. WRITTEN ACTION. Any action required or permitted to be taken at a meeting of the Board of Directors or of any committee thereof may be taken without a meeting if, before or after the action, a written consent thereto is signed by all members of the Board or of the committee, as the case may be.

                             ARTICLE III

1. OFFICERS. The corporation must have a President, a Secretary, and a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the Board, a Vice-Chairman of the Board, an Executive Vice-President, one or more other Vice-Presidents, one or more Assistant Secretaries, one or more Assistant Treasurers, and such other officers and agents with such title as the Resolution choosing them shall designate. Each of any such officers must be natural persons and must be chosen by the Board of Directors or chosen in the manner determined by the Board of Directors.

2. QUALIFICATIONS. Except as may otherwise be provided in the Resolution choosing him, no officer other than the Chairman of the Board, if any, and the Vice-Chairman of the Board, if any, need be a Director.

3. TERM OF OFFICE. Unless otherwise provided in the Resolution choosing him, each officer shall be chosen for a term which shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his successor shall have been chosen or until his resignation or removal before the expiration of his term.

Any officer may be removed, with or without cause, by the Board of Directors or in the manner determined by the Board.

Any vacancy in any office may be filled by the Board of Directors or in the manner determined by the Board.


4. DUTIES AND AUTHORITY. All officers of the corporation shall have such authority and perform such duties in the management and operation of the corporation as shall be prescribed in the Resolution designating and choosing such officers and prescribing their authority and duties, and shall have such additional authority and duties as are incidental to their office except to the extent that such Resolutions or instruments may be inconsistent therewith.

                              ARTICLE IV

                          REGISTERED OFFICE

The location of the initial registered office of the corporation in the State of Nevada is the address of the initial Resident Agent of the corporation, as set forth in the original Articles of Incorporation.

The corporation shall maintain at said registered office a copy, certified by the Secretary of State of the State of Nevada, of its Articles of Incorporation, and all amendments thereto, and a copy, certified by the Secretary of the corporation, of these Bylaws, and all amendments thereto. The corporation shall also keep at said registered office a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively or a statement setting out the name of the custodian of the stock ledger or duplicate stock ledger, and the present and complete post office address, including the street and number, if any, where such stock ledger or duplicate stock ledger is kept.

                              ARTICLE V

                       CORPORATE SEAL OR STAMP

The corporate seal or stamp shall be in such form as the Board of Directors may prescribe.

                              ARTICLE VI

                             FISCAL YEAR

The fiscal year of the corporation shall be fixed, and shall be subject to change, by the Board of Directors.

                             ARTICLE VII

                         CONTROL OVER BYLAWS

The power to amend, alter, and repeal these Bylaws and to make new Bylaws shall be vested in the Board of Directors subject to the Bylaws, if any, adopted by the stockholders.

I HEREBY CERTIFY that the foregoing is a full, true and correct copy of the Bylaws of Ponca Acquisition Corporation, a Nevada corporation, as in effect on the date hereof.

WITNESS my hand and the seal or stamp of the corporation.

Dated:           06/29/00



By:    /s/   Peter R. Goss
       Peter R. Goss
       President of Ponca Acquisition Corporation

ATTEST:

/s/   Peter R. Goss
Secretary

[ S E A L ]


EXHIBIT 3.3

Number                                                       Shares

          Incorporated under the laws of the State of Nevada


                    PONCA ACQUISITION CORPORATION


The Corporation is authorized to issue 100,000,000 Common Shares -
                         Par Value $.001 each


This certifies that ______________________________ is the owner of
____________________ fully paid and non-assessable shares of the Common Shares of the above Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.

IN WITNESS WHEREOF, the said Corporation has caused this Certificate to be signed by its duly authorized offices and to be sealed with the Seal of the Corporation.

Dated  ___________________________


_______________________________      _____________________________
                      Secretary                          President
                               [SEAL]


                [ Reverse side of stock certificate ]

       The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations. Additional abbreviations may also be used though not in the list.

        TEN COM                      as tenants in common
        TEN ENT                      as tenants by the
                                     entireties
        JT TEN                       as joint tenants with
                                     right of survivorship
                                     and not as tenants in
                                     common
        UNIF GIFT MIN ACT            __________ Custodian under
                                     Uniform Gifts to Minors Act
                                     __________ (State)

       For value received, the undersigned hereby sells, assigns and transfers unto _________________________ (please insert social security or other identifying number of assignee) _________________ ________________________________________________ (please print or typewrite name and address of assignee)

       ______________________________ Shares represented by the
within Certificate, and hereby irrevocably constitutes and appoints _________________________ Attorney to transfer the said shares on the books of the within-named Corporation with full power of substitution in the premises.

       Dated,  _______________________________________

               _______________________________________

In presence of _______________________________________

NOTICE: The signature to this assignment must correspond with the name as written upon the face of the certificate in every particular without alteration or enlargement, or any change whatever.


EXHIBIT 10.1

              AGREEMENT between PETER GOSS ("Goss") AND
            PONCA ACQUISITION CORPORATION (the "Company").

       WHEREAS the Company is a development stage company that has no specific business plan and intends to merge, acquire or otherwise combine with an unidentified company (the "Business Combination");

       WHEREAS Goss is a shareholder of the Company and desires that the Company locate a suitable target company for a Business
Combination;

       WHEREAS the Company desires that Goss assist it in locating a suitable target company for a Business Combination;

       NOW, THEREFORE, it is agreed:

       1.00.   ACTIONS BY GOSS.  Goss agrees to assist in:

        1.01. The preparation and filing with the Securities and Exchange Commission of a registration statement on Form 10-SB for the common stock of the Company;

        1.02. The location and review of potential target companies for a business combination and the introduction of potential candidates to the Company;

        1.03. The preparation and filing with the Securities and Exchange Commission of all required filings under the Securities
Exchange Act of 1934 until the Company enters into a business combination;

       2.00. PAYMENT OF THE COMPANY EXPENSES. Goss agrees to pay on behalf of the Company all corporate, organizational and other costs incurred or accrued by the Company until effectiveness of a business combination. Goss understands and agrees that it will not be reimbursed for any payments made by it on behalf of the Company.

       3.00. INDEPENDENT CONSULTANT. Goss is not now, and shall not be, authorized to enter into any agreements, contracts or understandings on behalf of the Company and Goss is not, and shall not be deemed to be, an agent of the Company.

       4.00. USE OF OTHER CONSULTANTS. The Company understands and agrees that Goss intends to work with consultants, brokers, bankers, or others to assist him in locating business entities suitable for a business combination and that Goss may share with such consultants or others, in its sole discretion, all or any portion of his stock in the Company and may make payments to such consultants from his own resources for their services. The Company shall have no responsibility for all or any portion of such payments.

       5.00. GOSS EXPENSES. Goss will bear his own expenses incurred in regard to his actions under this agreement.

       6.00. ARBITRATION. The parties hereby agree that any and all claims (except only for requests for injunctive or other equitable relief) whether existing now, in the past or in the future as to which the parties or any affiliates may be adverse parties, and whether arising out of this agreement or from any other cause, will be resolved by arbitration before the American Arbitration Association within the District of Columbia.

       7.00. COVENANT OF FURTHER ASSURANCES. The parties agree to take any further actions and to execute any further documents which may from time to time be necessary or appropriate to carry out the purposes of this agreement.

       8.00. EFFECTIVE DATE. The effective date of this agreement is as of the 29th day of June, 2000.

       IN WITNESS WHEREOF, the parties have approved and executed this agreement.


GOSS

/s/   Peter R. Goss
Peter Goss


PONCA ACQUISITION CORPORATION


By:    /s/   Peter R. Goss
       President


EXHIBIT 10.2

                              PETER GOSS
                        1800 North Hill Avenue
                        Willow Grove PA 19090

Ponca Acquisition Corporation
1800 North Hill Avenue
Willow Grove PA 19090

Re:    Shareholder Agreement with Ponca Acquisition Corporation

Gentlemen:

       In consideration of the sale of the shares of Common Stock of Ponca Acquisition Corporation (the "Company") to the undersigned (the "Holder"), the Holder thereby represents, warrants, covenants and agrees, for the benefit of the Company and any holders of record (the "third party beneficiaries") of the Company's outstanding securities, including the Company's Common Stock, $.001 par value (the "Stock") at the date hereof and during the pendency of this letter agreement, that the Holder will not transfer, sell contract to sell, devise, gift, assign, pledge, hypothecate, distribute or grant any option to purchase or otherwise dispose of, directly or indirectly, its shares of Stock of the Company owned beneficially or otherwise by the Holder except in connection with or following completion of a merger, acquisition or other transaction of or by the Company meeting the definition of a business combination as defined in the Company's registration statement on Form 10-SB or otherwise complying with the purposes of the Company as set out in the registration statement.

       Any attempted sale, transfer or other disposition in violation of this letter agreement shall be null and void.

       The Holder further agrees that the Company (i) may instruct its transfer agent not to transfer such securities (ii) may provide a copy of this letter agreement to the Company's transfer agent for the purpose of instructing the Company's transfer agent to place a legend on the certificate(s) evidencing the securities subject thereto and disclosing that any transfer, sale, contract for sale, devise, gift, assignment, pledge or hypothecation of such securities is subject to the terms of this letter agreement and (iii) may issue stop-transfer instructions to its transfer agent for the period contemplated by this letter agreement for such securities.

       This letter agreement shall be binding upon the Holder, its agents, heirs, successors, assigns and beneficiaries.

       Any waiver by the Company of any of the terms and conditions of this letter agreement in any instance shall be in writing and shall be duly executed by the Company and the Holder and shall not be deemed or construed to be a waiver of such term or condition for the future, or of any subsequent breach thereof.

       Agreed and accepted this 29th day of June, 2000.

                      THE HOLDER

                              By:    /s/   Peter R. Goss
                                     Peter Goss, Individually


EXHIBIT 23.1


          CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT


We hereby consent to the use in the Form 10-SB Registration
Statement, of Ponca Acquisition Corporation our report as of July
15, 2000, and for the periods from May 3, 2000, to July 15 2000, relating to the financial statements of Ponca Acquisition
Corporation which appear in such Form 10-SB.

                       MAGEE, RAUSCH & SHELTON, L.L.P.

                       By:    /s/ Magee, Rausch & Shelton, L.L.P.



Tulsa, Oklahoma
Date:      Jul 25, 2000